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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                         GEOTEK COMMUNICATIONS, INC.
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                                (Name of Issuer)


                                 COMMON STOCK
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                         (Title of Class of Securities)


                                  373 654 1
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                                 (CUSIP Number)

                              ELIOT LAUER, ESQ.
      CURTIS, MALLET-PREVOST, COLT & MOSLE, 101 PARK AVE., NY, NY 10178
                                (212) 696-6192
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                June 20, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 3736541                                           PAGE   OF   PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    S. Daniel Abraham
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

      PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES            263,460
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                     263,460
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               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            263,460
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .45%
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14   TYPE OF REPORTING PERSON*

              00
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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        This Amendment No. 1 amends the Statement on Schedule 13D (the
"Schedule 13D") filed by the Charles Bronfman Family Trust, The Kolber Trust, Renaissance Fund LLC, Stockton Partners L.P., Todd Investments Limited (collectively, the "Remaining Group") and S. Daniel Abraham ("Abraham"). Pursuant to Rule 13d-1(f)(2) under the Act, Abraham is making this amendment to the Schedule 13D individually while the Remaining Group has filed an amendment jointly. Capitalized terms used and not defined herein shall have their respective meanings as set forth in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

        Unchanged.

ITEM 2. IDENTITY AND BACKGROUND

        On June 20, 1996, Abraham together with the Remaining Group, Arnhold and S. Bleichroeder, Inc., BEA Associates, Continental Casualty Company, Goldman Sachs & Co. and PEC Israel Economic Corporation (collectively, the "Other Investors"), acquired from the Issuer in a private placement certain securities that are convertible into, or exercisable for, the Issuer's common stock, par value $.01 per share ("Common Stock"). Accordingly, Abraham and the Other Investors may have been deemed to have acted in concert for the purpose of acquiring such securities and, therefore, to have constituted a "group" for purposes of Rule 13d-5(b) under the Act.

        Abraham has no agreement, arrangement or understanding with any of the Other Investors or with any other person to act in concert for the purpose of holding, voting, or disposing of the Common Stock or any other equity securities of the Issuer. Accordingly, immediately after the acquisition of the securities, Abraham was not a member of a "group" for purposes of Rule 13d-5(b) under the Act with respect to the Common Stock and, therefore, to the extent that Abraham and the Other Investors could have been deemed a group for the purpose of acquiring the Common Stock, that group has been terminated.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Unchanged.

ITEM 4. PURPOSE OF TRANSACTION

        Unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Unchanged except that for purposes of computing the percentage of the Common Stock beneficially owned by Abraham pursuant to Rule 13d-3(d)(1) under the Act, the aggregate number of shares of Common Stock issuable upon conversion of Series N Preferred Stock and exercise of the warrants held by Abraham (which equal 263,460) are deemed to be outstanding and such number of shares, which constitutes all of the shares of Common Stock beneficially owned by Abraham represents .45% of the outstanding Common Stock.


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        (b) - (d) Unchanged.

        (e) Immediately after the acquisition of the securities from the Issuer on June 20, 1996, any group that could have been deemed to exist was terminated. Accordingly, at such time, Abraham ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Unchanged.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

        None.




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






July 26, 1996                           /s/ S. Daniel Abraham
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                                   Name: S. Daniel Abraham
                                   Title: